Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

February 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Jeffrey Lewis

Jennifer Monick

Stacie Gorman

David Link

Re:	DiamondHead Holdings Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed January 30, 2023 File No. 333-267820

Ladies and Gentlemen:

On behalf of our client, DiamondHead Holdings Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated February 8, 2023, with respect to the Company’s Amendment No. 4 to the Registration Statement on Form S-4 filed with the Commission on January 30, 2023.

The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement on Form S-4 (“Amendment No. 5”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 5 of changes made in response to the Staff’s comment. Capitalized terms used, but not defined, herein have the meanings given to such terms in Amendment No. 5.

U.S. Securities and Exchange Commission
February 9, 2023

Amendment No. 4 to the Registration Statement on Form S-4

Summary
Contemplated Financing Transactions, page 12

1.	We note that $304 million was removed from the Trust Account by shareholders exercising their redemption rights which leaves approximately $45 million remaining in the Trust Account. We also note that the Business Combination has a minimum cash requirement of $125 million for the combination to be consummated. Finally, we note that your statement that “DHHC is in the beginning stages of a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, in early 2023; however, as of the date of this proxy statement/prospectus no substantive discussions regarding any additional financial arrangements have occurred and the terms of a potential PIPE offering are not known … While DHHC expects to fulfill the Minimum Cash Condition at the Closing by a combination of financing options, there can be no assurance that any or all of the financing options will be effectuated.” Please revise to update the company’s search for any financings to fulfill the $125 million minimum cash condition in the business combination.

Response: The Company has revised the disclosure on page 13 of Amendment No. 5 to update the status of the Company’s plans for financing to fulfill the Minimum Cash Condition at the Closing of the Business Combination to provide as follows:

DHHC has undertaken a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, in March 2023, prior to the Closing of the Business Combination. As of the date of this proxy statement/prospectus, DHHC has not finalized any PIPE transactions or other equity financing arrangement with any investor and there can be no assurance that DHHC will complete a PIPE financing to provide funding to meet the Minimum Cash Condition. Please see “Other Agreements — Financing Commitment Letter” beginning on page 254.

While DHHC expects to fulfill the Minimum Cash Condition at the Closing by a combination of financing options, there can be no assurance that any or all of the financing options will be effectuated. In the event that the Minimum Cash Condition is not satisfied or waived by GSH under the terms of the Business Combination Agreement, we will not complete the Business Combination or redeem any shares, all Public Shares submitted for redemption will be returned to the holders thereof, and we may instead search for an alternate business combination or liquidate DHHC. See “Risk Factors — Risks Related to the Business Combination — The Business Combination.”

The Company has made similar updates to disclosures on pages 218 and 222 of Amendment No. 5.

U.S. Securities and Exchange Commission
February 9, 2023

Risk Factors
The consummation of the Business Combination is subject to a number of conditions..., page 50

2.	We note the statement in footnote 3a in the “Notes to The Unaudited Pro Forma Condensed Combined Financial Information”, on page 79, that “DHHC does not meet the minimum cash requirement of $125 million, as described in the Business Combination Agreement. GSH will need to waive the minimum closing cash requirement or else the Business Combination would likely not be consummated.” We also note your disclosure in your risk factor “The consummation of the Business Combination is subject to a number of conditions….” Please address in a separate risk factor the risk of not meeting the minimum cash closing condition given that redemptions reduced the amount of funding in the Trust Account to approximately $45 million.

Response: The Company has added the following new risk factor on pages 50-51 of Amendment No. 5:

If we are not able to raise funds to meet the Minimum Cash Condition in the Business Combination Agreement, we may not be able to consummate the Business Combination.

The Business Combination Agreement provides that the obligation of GSH to consummate the Business Combination is conditioned on, among other things, DHHC having Closing DHHC Cash of no less than $125 million. DHHC has undertaken a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, in March 2023, prior to the Closing of the Business Combination. As of the date of this proxy statement/prospectus, DHHC has not finalized any PIPE transactions or other equity financing arrangement with any investor. While DHHC expects to fulfill the Minimum Cash Condition at the Closing by a combination of financing options, there can be no assurance that any or all of the financing options will be effectuated. If the Minimum Cash Condition is not met, and such condition is not waived by GSH under the terms of the Business Combination Agreement, the proposed Business Combination will not be consummated. In the event that the Business Combination will not be consummated, all Public Shares submitted for redemption will be returned to the holders thereof, and we may instead search for an alternate business combination or liquidate DHHC.

In evaluating a prospective target business for our initial business combination, our management has relied on..., page 61

3.	It appears to us that the company will require additional financing to meet the minimum cash condition of $125 million. Please revise this risk factor as appropriate. Also revise to address any significant dilution of the equity interests of the investors in the IPO if any substantive equity financing is used to meet the minimum cash condition.

U.S. Securities and Exchange Commission
February 9, 2023

Response: The Company has revised the risk factor captioned “Risk Factors—Risks Related to the Business Combination—In evaluating a prospective target business for our initial business combination, our management has relied on the availability of all of the funds from a combination of financing options in connection with the initial business combination. If some or all of the financing options fail to close, for any reason, we may lack sufficient funds to consummate our initial business combination” on pages 61-62 of Amendment No. 5 to update the status of the Company’s plans for financing to fulfill the Minimum Cash Condition at the Closing of the Business Combination and to address the potential dilution of the equity interests of the investors to provide as follows:

In connection with the entry into the Business Combination Agreement, in order to fulfill the Minimum Cash Condition in the Business Combination Agreement that Closing DHHC Cash be no less than $125 million, our management has relied on the availability of funds from a combination of financing options, including third-party financings and the commitment of members of the Sponsor to not redeem an aggregate of 2.5 million DHHC Class A Common Shares purchased pursuant to the terms of the Financing Commitment Letter. To the extent any Closing DHHC Cash is from sources other than the non-redemption of funds held in trust in the Trust Account or the proceeds from the issuance of DHHC Common Shares, the Closing DHHC Cash needs to be obtained on terms, rates and/or costs reasonably acceptable to GSH. As of February 6, 2023, the Trust Account had a balance of approximately $45.0 million. DHHC has undertaken a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, in March 2023, prior to the Closing of the Business Combination. As of the date of this proxy statement/prospectus, DHHC has not finalized any PIPE transactions or other equity financing arrangement with any investor.

If some or all of the financing options are not effectuated for any reason, we may not be able to obtain additional funds to account for the resulting shortfall on terms favorable to us or at all. Any such shortfall may also reduce the amount of funds that we have available for working capital of the Post-Combination Company and may result in the failure to satisfy the Minimum Cash Condition in the Business Combination Agreement, which may consequently result in a failure to consummate the Business Combination.

Further, any equity financing arrangement, including the issuance of convertible notes, preferred stock or warrants to purchase common stock, to meet the Minimum Cash Condition or otherwise would dilute the equity interests of investors in the Initial Public Offering, and that dilution may be significant. Any such dilution may result in a decrease to our stock price.

Please contact me at (212) 558-4312 or downesr@sullcrom.com if you have any questions or require any additional information in connection with this letter or Amendment No. 5.

U.S. Securities and Exchange Commission
February 9, 2023

Sincerely yours,

/s/ Robert W. Downes
Robert W. Downes

cc:	David T. Hamamoto, DiamondHead Holdings Corp.

Michael Bayles, DiamondHead Holdings Corp.

Keith Feldman, DiamondHead Holdings Corp.

Michael Nieri, Great Southern Homes, Inc.

Tom O’Grady, Great Southern Homes, Inc.

Steve Lenker, Great Southern Homes, Inc.

Audra Cohen, Sullivan & Cromwell LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Erin Reeves McGinnis, Nelson Mullins Riley & Scarborough LLP